

Mail Stop 3561

January 7, 2009

Via Fax & U.S. Mail

Mr. John Wobensmith.
Chief Financial Officer
Genco Shipping and Trading Limited
299 Park Avenue, 20th Floor
New York, New York 10171

> **Re:** **Genco Shipping and Trading Limited**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 000-51442**

Dear Mr. Wobensmith:

We have reviewed your filing have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2007

Selected Financial and Other Data, page 36

1. Reference is made to your presentation of "EBITDA" on page 37. The measure you are presenting is not true "EBITDA" as it is specifically defined in Release No. 34-47226 "Conditions for Use of Non-GAAP Measures" and it should not be characterized as such. Your reconciliation includes adjustments for amortization of non-vested stock compensation and for amortization of the value of a time charter acquired which were not contemplated in the adopting release. Further, you have presented your non-GAAP financial measure as an alternative performance measure and reconciled it to net income. We object to the use of non-GAAP alternative performance measures that eliminate the effect of recurring items (such as the two reconciling adjustments specifically identified above). In the future, please eliminate these two adjustments from your presentation of "EBITDA" in filed documents. Further, you have not provided sufficient support for the presentation of "EBITDA" (as defined in the adopting release) as an alternative performance measure. We would expect you to clearly explain why management believes the non-GAAP performance measure provides useful information to investors. Your justification for the use of the measure must be specific and substantive. The fact that analysts use the measure is not, in itself, sufficient support for this presentation. Please revise your accompanying disclosures accordingly in future filings or eliminate the presentation of EBITDA from your filed documents. Our comments apply to the presentations on pages 44 and 51 of the filing as well.

Independent Accountants' Report, page F-2

2. Please amend your filing to include a properly dated accountants' report. We assume that the report should be dated February 29, 2008, as this is the date referenced in the final paragraph of the report provided on page 69 of your filing.

Note 21. Subsequent Events, page F-30

3. We note that you purchased additional shares of Jinhui during the first quarter of fiscal 2008, bringing your ownership interest to approximately 19.4% of that company. It also appears that only Jinhui Holdings beneficially owns a greater percentage of that company. An increase in the level of ownership of a particular common stock investment may require the reporting entity to apply the equity method of accounting. Further, the key distinction in evaluating the appropriate method of accounting for an unconsolidated investment is whether the investor has the ability to significantly influence the operating and financial policies of the investee. That

influence may be indicated in several ways, such as representation of the investee's board of directors, the right to participate in policy making decisions (even though not currently exercised), interchanging of key personnel and/or technological or economic dependency. Consideration should also be given to whether any other forms of investments or advances exist. Please explain the basis for your conclusion that your investment should be accounted for under SFAS 115 rather than as an equity method investee. Demonstrate that you did not have the ability to influence the operating or financial decisions of Junhui, either as of December 31, 2007 or subsequent thereto. Your response should be detailed and specific.

4. It appears that Genco first invested in Jinhui in May 2007. Additional investments were made in Jinhui during fiscal 2007, resulting in a "short-term" investment balance of $167,524 (approximately 27% of Stockholders' Equity) as of December 31, 2007. As it appears that the company has not previously invested in securities, please tell us more about the nature and purpose of this significant investment. That is, please tell us the business reasons why you elected to make a significant investment in a drybulk shipping owner and operator in fiscal 2007 and how you selected Jinjui, whose shares trade on the Oslo Stock Exchange in Norway. Discuss your plans for this investment and its anticipated impact upon the company as of May 2007, at December 31, 2007 and as of the most recent fiscal quarter. Explain your reasons for classifying the investment as a current asset. We may have further comments upon review of your response. As a related matter, we would expect comparable disclosures to be provided in MD&A on an ongoing basis in future filings.

5. We note the significant decline in the market value of your investment in Jinhui as of September 30, 2008. We also note the discussion of short-term investments provided on page 43 of your Form 10-Q for the period then ended. On an ongoing basis, as applicable, please also consider providing additional information in your filings pursuant to the disclosure requirements of paragraph 17b (Items 2, 4 and 5) of FSP No. FAS 115-1.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief